CHEVALIER

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

[redacted]

07024027

Ref: CSD-L54-07
Exemption No. #82-4203

May 25, 2007

RECEIVED
2007 JUN -1 A 10: 00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

Kan Ka Hon
Director

Encl

NK/AM/nc

其士國際集團有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER INTERNATIONAL HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1818 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1818 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L54-07
Exemption No. #82-4203

May 25, 2007

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 – 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs

Re: Chevalier International Holdings Limited (Exemption No. #82-4203)

On behalf of Chevalier International Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for your record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER INTERNATIONAL HOLDINGS LIMITED

Pls sign & Return

Acknowledge Receipt :

X

Date ________________

Kan Ka Hon
Director

Encl

NK/AM/nc

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(Incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR AND CONNECTED TRANSACTION RESUMPTION OF TRADING

DISCLOSEABLE TRANSACTION

On 12 March 2007, CiTL as the Vendor and CIHL as the Purchaser entered into the Agreement pursuant to which CiTL agreed to dispose of and CIHL, via its wholly-owned subsidiary, agreed to purchase each of the Sale Companies and the Sale Assets together with all rights at the Cut-off Time and thereafter attaching or accruing thereto for an aggregate consideration of approximately HK$56 million, subject to adjustment upon Completion. In addition, CIHL also undertakes to procure the settlement by the Sale Companies of all amounts due by the Sale Companies to CiTL Group which amounted to approximately HK$35 million, subject to adjustment upon Completion.

The Disposal, when aggregated with the Settlement, constitutes a major transaction for CiTL under Chapter 14 of the Listing Rules and a connected transaction under Chapter 14A of the Listing Rules as CIHL, a substantial shareholder of CiTL, is the purchaser. The Disposal therefore requires the approval by the independent CiTL Shareholders at the SGM to be convened to consider and, if thought fit, approve the Agreement and the transaction contemplated thereunder. As CIHL has material interest in the Disposal which is different from other CiTL Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM. A circular containing, among other things, further details of the Agreement, financial information relating to CiTL Group, the notice of the SGM and other information as required under the Listing Rules, will be despatched to the CiTL Shareholders as soon as practicable.

The Disposal, when aggregated with the Settlement, constitutes a discloseable transaction for CIHL under Chapter 14 of the Listing Rules. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the CIHL Shareholders as soon as possible practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Tuesday, 13 March 2007 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Thursday, 15 March 2007.

THE AGREEMENT DATED 12 MARCH 2007

1. **Parties**

Purchaser: CIHL

Vendor: CiTL

The Agreement was entered into by CIHL and CiTL after the close of the trading hours on 12 March 2007.

2. **Assets to be disposed of by CiTL and to be acquired by CIHL Group**

Pursuant to the Agreement, CiTL agreed to dispose of and CIHL, via its wholly-owned subsidiary, agreed to purchase the Sale Business, which comprises:

(a) The Sale Shares, representing the entire equity interest of each of the Sale Companies. The following table sets out the principal business carried out by each of the Sale Companies and/or through their subsidiaries and associate.

Sale Companies	*Principal businesses*
Chevalier (Thailand) Limited	Trading of computer, office equipment and installation of system
Chevalier (OA) Holdings Limited	Trading of computer, office equipment and installation of system
Chevalier Investments (B.V.I.) Limited	Inactive
Great Time Properties Limited	Inactive
Cavalier Properties Limited	Inactive
其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*	Trading of computer
廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)*	Information technology maintenance services

The unaudited consolidated net asset value of the Sale Companies as at 31 January 2007, which is prepared in accordance with the HKFRS, amounted to approximately HK$61 million.

(b) The Sale Assets, comprising all the assets and liabilities of Chevalier iTech Limited that relates to the IT Business which amounted to an unaudited net asset deficit of approximately HK$5 million as at 31 January 2007 which is prepared in accordance with the HKFRS.

Given Chevalier (OA) Holdings Limited, being one of the Sale Companies, is also the intermediate holding company of certain subsidiaries engaging in other businesses unrelated to the IT Business, such subsidiaries not engaging in the IT Business (i.e. the Excluded COA Companies) and the assets held by it and its subsidiaries not used in connection with the Sale Business (i.e. the Excluded Assets) will be excluded from the Disposal. Whereas Chevalier iTech Limited, not being one of the Sale Companies, has certain assets and liabilities related to the IT Business, therefore all such assets and liabilities (i.e. the Sale Assets) will be disposed of by CiTL pursuant to the Agreement.

Set out below is the financial information of the Sale Companies and the Sale Assets for each of the two years ended 31 March 2005 and 2006 prepared in accordance with the HKFRS:

	Year ended 31 March	
	2005	2006
	HK$ million	*HK$ million*
Turnover (audited)	574.9	549.0
Profit before taxation (audited)	1.5	18.4
Profit after taxation and minority interest (unaudited)	1.2	17.4

3. Consideration

The Aggregate Consideration is approximately HK$56 million, being the aggregate net asset value of both the Sale Shares and the Sale Assets as at 31 January 2007. The Aggregate Consideration shall be adjusted with reference to the Net Asset Statement (to be reviewed by accountants as agreed by the Vendor and the Purchaser). In the event the aggregate adjusted net asset value of the Sale Shares and the Sale Assets as set out in the Net Asset Statement is different from HK$56 million, the Aggregate Consideration shall be adjusted accordingly on a dollar-to-dollar basis with no limit to such adjustment. The aggregate adjusted net asset value of the Sale Shares and the Sale Assets as set out in the Net Asset Statement is not expected to be negative.

The Purchaser will pay to the Vendor a refundable deposit of approximately HK$56 million in cash within three Business Days after the conditions precedent as set out in 4(a) below is fulfilled. The Aggregate Consideration (subject to adjustment pursuant to the Net Asset Statement) less the aforesaid refundable deposit shall be payable by the Purchaser to the Vendor at Completion, in cash from internal resources of CIHL Group. In the event the refundable deposit exceeds the Aggregate Consideration payable, the Vendor shall return the excess, without interest, to the Purchaser upon Completion.

4. Conditions precedent

Completion is conditional upon satisfaction of all of the following conditions by not later than 30 September 2007 or such later date as may be agreed between CiTL and CIHL:

(a) the transactions envisaged by, and the performance of the obligations by the Vendor pursuant to, the Agreement being approved by a simple majority of shareholders of the Vendor (excluding those shareholders prohibited by the Listing Rules from voting on the relevant resolution) voting at the SGM;

(b) the transactions envisaged by, and the performance of the obligations by the Purchaser pursuant to, the Agreement being approved by the Board of CIHL (including the independent non-executive directors of CIHL);

(c) all necessary consents and authorisations which may be required to implement the Agreement under any existing contractual arrangements, or under loan or finance documentation, having been obtained;

(d) all authorisations, consents and approvals of all governmental or regulatory authorities, agencies or bodies which the Purchaser reasonably consider necessary or required (after prior consultation with the Vendor) for the purposes of the transactions contemplated by the Agreement having been obtained including without limiting the generality of the foregoing:

(i) all consents or approval from the original approval authority in the PRC required in relation to the transfer of registered capital in the two wholly-owned foreign enterprises established in the PRC, namely其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)* and 廣州其士科技工程有限公司(Guangzhou Chevalier iTech Services Co., Ltd.)*; and

(ii) if required, all consents or approvals from the original approval authority in Thailand required in relation to the transfer of the Sale Shares in respect of Chevalier (Thailand) Limited and its subsidiaries;

(e) the completion of transfer of interests in the Excluded Assets, in particular, the Excluded COA Companies by Chevalier (OA) Holdings Limited to the Vendor or other subsidiaries of the Vendor and the payment of all stamp duties related (or otherwise waived by the Stamp Duty Office of Hong Kong, if applicable);

(f) the due publication and completion by the Vendor and the Purchaser of the notice of transfer in accordance with the provisions of Section 4 of the Transfer of Businesses (Protection of Creditors) Ordinance (Chapter 49 of the Laws of Hong Kong) in respect of the Sale Business; and

(g) the issue of the Net Asset Statement, reviewed by such accountants as agreed by the Vendor and the Purchaser.

Save for conditions (c) and (d) above, none of the conditions precedent can be waived.

In the event that the above conditions are not fulfilled or waived by the parties in writing by 30 September 2007 or such later date as may be agreed between the parties, all rights, obligations and liabilities of the parties to the Agreement will cease and determine and no party will have any claim against the other save for any antecedent breach and the return of the refundable deposit which has been paid by the Purchaser to the Vendor without interest.

5. Completion

Completion shall take place on the third Business Day following the day on which all the above conditions are fulfilled or waived or such other date as the parties may agree.

6. Other terms of the Agreement

(a) all revenues, incomes, liabilities and receivables arising out of or in connection with the Sale Business after the Cut-off Time, and as shown on the business records which relate to the Sale Business at or after the Cut-off Time shall belong to the Purchaser;

(b) CIHL undertakes to CiTL to procure the settlement by the Sale Companies to CiTL or its subsidiaries all amounts due by the Sale Companies, which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion; and

(c) CIHL undertakes to procure the release of CiTL from all guarantees and letters of undertaking given by it in respect of the obligations of the Sale Companies, and otherwise disclosed in writing to CIHL prior to the Completion Date and to indemnify CiTL Group and keep them indemnified and held harmless against all claims, losses, damages, costs, expenses and liabilities arising out of such guarantees and letters of undertaking until such guarantees and letters of undertaking have been released from the time immediately following Completion.

REASONS FOR THE DISPOSAL

Following completion of the acquisition of Pacific Coffee in May 2005, CiTL acquired SEL, which traded under the name "Igor's". SEL, through its subsidiaries, operates over 20 food and beverage outlets in Hong Kong. It is disclosed in CiTL's 2005/2006 annual report that the Board of CiTL intends to further develop CiTL Group's food and beverage business to obtain economy of scale and broaden the income stream and further explore investment opportunities in food and beverage business in Hong Kong and neighbouring regions. The respective Boards of CiTL and CIHL consider that the Disposal realigns CiTL's business focus and resources and is in line with CiTL Group's business strategy. After the Disposal, the Sale Companies will cease to be subsidiaries of CiTL and CiTL will cease to engage in the IT Business. CiTL has no present intention to dispose of any other business segments.

In view of the above, the respective Boards of CiTL and CIHL (save for the independent non-executive directors of CiTL who would reserve their views until receipt of the letter of advice from the independent financial adviser) consider the terms of the Disposal, including the Aggregate Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and that the Disposal is in the interest of CiTL and CIHL and their respective shareholders.

FINANCIAL EFFECT OF THE DISPOSAL

As the Sale Companies and the Sale Assets are to be disposed of at their respective net asset values with fair value adjustment on properties, a gain of approximately HK$6 million is expected to arise from the Disposal for CiTL.

USE OF PROCEEDS

The sale proceeds from the Disposal will be applied as general working capital of CiTL after Completion.

OTHER INFORMATION

CiTL is an investment holding company which, prior to the Disposal, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

After the Disposal, CiTL Group will cease to engage and CIHL Group will directly engage in the IT Business.

There is no present intention to change the composition of the respective Boards of CIHL and CiTL.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Disposal, when aggregated with the Settlement, constitutes a major transaction for CiTL. The Disposal also constitutes a connected transaction for CiTL under the Listing Rules as CIHL, a substantial shareholder of CiTL, is the purchaser and therefore requires the approval by the independent CiTL Shareholders at the SGM to be convened to consider and, if thought fit, approve the Agreement and transaction contemplated thereunder. As CIHL has material interest in the Disposal which is different from other CiTL Shareholders, CIHL and its associates are required to abstain from voting at the SGM. By virtue of Dr. Chow's 53.97% interest in CIHL, Dr. Chow and his associates are also required to abstain from voting at the SGM. A circular containing, among other things, further details on the Agreement, financial information relating to CiTL Group, the notice of the SGM and other information as required under the Listing Rules, will be despatched to the CiTL Shareholders as soon as practicable.

The Disposal, when aggregated with the Settlement, constitutes a discloseable transaction for CIHL under the Listing Rules. Given the Board of CIHL considers that the Disposal is not price-sensitive to CIHL and the Disposal only constitutes a discloseable transaction for CIHL which does not require suspension in trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension in trading in CIHL's shares. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the CIHL Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Tuesday, 13 March 2007 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Thursday, 15 March 2007.

TERMS USED IN THIS ANNOUNCEMENT

"Aggregate Consideration"	the aggregate consideration for the sale and purchase of the Sale Companies and the Sale Assets
"Agreement"	the agreement dated 12 March 2007 entered into between CiTL and CIHL in relation to the sale and purchase of the Sale Companies and the Sale Assets
"Board"	board of directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are general open for banking business in Hong Kong
"CIHL" or "Purchaser"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CIHL Group"	CIHL and its subsidiaries, not including CiTL Group for the purpose of this announcement
"CIHL Shareholders"	shareholder(s) of CIHL

"CiTL" or "Vendor"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7% owned subsidiary of CIHL
"CiTL Group"	CiTL and its subsidiaries
"CiTL Shareholders"	shareholder(s) of CiTL
"Completion"	completion of the Agreement
"Completion Date"	the third Business Day following the day on which all the conditions precedent to the Agreement are fulfilled or waived or such other date as the parties may agree
"Cut-off Time"	1 April 2007
"Disposal"	disposal of the Sale Companies and the Sale Assets pursuant to the Agreement
"Dr. Chow"	Dr. Chow Yei Ching, being the beneficial owner of 53.97% of the issued share capital of CIHL and the beneficial owner of 3.58% of the issued share capital of CiTL
"Excluded Assets"	those companies, assets, contracts and rights owned, controlled or used by the Vendor which are not used in connection with or in respect of the Sale Business (including but not limited to companies and assets engaged in food and beverage business and securities investment business) and which shall be excluded from the sale and purchase under the Agreement
"Excluded COA Companies"	being subsidiaries of Chevalier (OA) Holdings Limited excluded from the sale and purchase under the Agreement
"HKFRS"	Hong Kong Financial Reporting Standards, including all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IT Business"	information technology related business carried out by the Sale Companies and their respective subsidiaries and associate in Hong Kong, the PRC, and Thailand
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Net Asset Statement"	the adjusted net assets statement of the Sale Shares and the Sale Assets as at 31 March 2007
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this announcement
"Sale Assets"	all assets and liabilities of Chevalier iTech Limited relating to its IT Business

"Sale Business"	the IT Business and related business within the scope of the constituent documents of the Sale Companies which comprises of the Sale Shares and the Sale Assets
"Sale Companies"	Chevalier (Thailand) Limited, Chevalier (OA) Holdings Limited, Chevalier Investments (B.V.I.) Limited, Great Time Properties Limited, Cavalier Properties Limited, 其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*, 廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)* and their respective subsidiaries and associate
"Sale Shares"	the entire equity interest of each of the Sale Companies
"SEL"	Sinochina Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability being 49% owned by CiTL as at the date of this announcement
"Settlement"	settlement of outstanding amount due by the Sale Companies to CiTL Group which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion
"SGM"	the special general meeting to be convened by CiTL for CiTL Shareholders to consider and, if thought fit, to approve the Agreement and the transaction contemplated thereunder
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 14 March 2007

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 025)

APPOINTMENT OF VICE CHAIRMAN AND DEPUTY MANAGING DIRECTOR

The Board of the Company announces that with effect from 1st April, 2007:

(1) Mr. KUOK Hoi Sang will be appointed as Vice Chairman and Managing Director of the Company; and

(2) Mr. TAM Kwok Wing will be appointed as Deputy Managing Director of the Company.

The board of directors (the "Board") of Chevalier International Holdings Limited (the "Company") announces that with effect from 1st April, 2007:

(1) Mr. KUOK Hoi Sang will be appointed as the Vice Chairman and Managing Director of the Company; and

(2) Mr. TAM Kwok Wing will be appointed as the Deputy Managing Director of the Company.

Mr. KUOK Hoi Sang, aged 57, joined Chevalier Group in 1972. He is currently an Executive Director and Managing Director of the Company and an Executive Director of Chevalier iTech Holdings Limited ("CiTL"). Mr. Kuok is a Director of certain companies of the Group and CiTL Group. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong — China Branch of The International Association of Elevator Engineers, Vice President of The Hong Kong Federation of Electrical and Mechanical Contractors Limited and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group. He has a personal interest of 98,216 shares of the Company and of 2,400,000 shares of CiTL within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO").

Save as disclosed above, Mr. Kuok has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr. Kuok nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr. Kuok is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$4,320,000 were paid to Mr. Kuok during the year ended 31st March, 2006 as determined by the Board of the Company with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), nor are there other matters concerning him that need to be brought to the attention of the shareholders of the Company.

Mr. TAM Kwok Wing, aged 45, currently an Executive Director of the Company, joined Chevalier Group in 1986. Mr. Tam is a Director of certain companies of the Group. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, corporate communications and travel agency business of Chevalier Group. Mr. Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Chartered Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau and Chairman of Activities Committee as well as Council Member of The Hong Kong Association of Property Management Companies. He has a personal interest of 169,015 shares and a family interest of 32,473 shares of the Company and personal interest of 400,000 shares and family interest of 10,400 shares of CiTL within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Tam has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr. Tam nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr. Tam is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$1,806,000 were paid to Mr. Tam during the year ended 31st March, 2006 as determined by the Board of the Company with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

Save as disclosed herein, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor are there other matters concerning him that need to be brought to the attention of the shareholders of the Company.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 30th March 2007

* *for identification purposes only*

As at the date of this announcement, the Board of the Company comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED

其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

DISCLOSEABLE TRANSACTION

4 April 2007

* *For identification only*

CONTENTS

In this circular, the following expressions have the meanings as set out below unless the context requires otherwise:

"Acquisition"	the proposed acquisition of the Sale Shares and the Sale Assets by the Group pursuant to the Agreement
"Aggregate Consideration"	the aggregate consideration for the sale and purchase of the Sale Shares and the Sale Assets
"Agreement"	the agreement dated 12 March 2007 entered into between CiTL and the Company in relation to the sale and purchase of the Sale Shares and the Sale Assets
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or Sunday) on which banks are generally open for banking business in Hong Kong
"CiTL" or "Vendor"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 56.7% owned subsidiary of the Company as at the Latest Practicable Date
"CiTL Board"	the board of directors of CiTL
"CiTL Group"	CiTL and its subsidiaries
"Company" or "Purchaser"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the Agreement
"Completion Date"	the third Business Day following the day on which all the conditions precedent to the Agreement are fulfilled or waived or such other date as the parties to the Agreement may agree
"Cut-off Time"	1 April 2007
"Director(s)"	director(s) of the Company

"Dr. Chow"	Dr. Chow Yei Ching, the beneficial owner of 53.97% of the issued share capital of the Company and 3.58% of the issued share capital of CiTL as at the Latest Practicable Date
"Excluded Assets"	those companies, assets, contracts and rights owned, controlled or used by the Vendor which are not used in connection with or in respect of the IT Business (including but not limited to companies and assets engaged in food and beverage business and securities investment business) and which shall be excluded from the sale and purchase under the Agreement
"Excluded COA Companies"	being subsidiaries of Chevalier (OA) Holdings Limited excluded from the sale and purchase under the Agreement
"Group"	the Company and its subsidiaries, not including the CiTL Group for the purpose of this circular
"HKFRS"	Hong Kong Financial Reporting Standards, including all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IT Business"	the information technology business and related business within the scope of the constituent documents of the Sale Companies which comprise the Sale Shares and the Sale Assets
"Latest Practicable Date"	2 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules
"Net Asset Statement"	the adjusted net assets statement of the Sale Companies and the Sale Assets as at 31 March 2007
"Pacific Coffee"	Pacific Coffee (Holdings) Limited, a company incorporated in the British Virgin Islands with limited liability on 25 July 1995

"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan for the purpose of this circular
"Properties"	the properties to be acquired by the Group from the CiTL Group under the Acquisition
"Sale Assets"	all assets and liabilities of Chevalier iTech Limited relating to the IT Business
"Sale Companies"	Chevalier (Thailand) Limited, Chevalier (OA) Holdings Limited, Chevalier Investments (B.V.I.) Limited, Great Time Properties Limited, Cavalier Properties Limited, 其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*, 廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)* and their respective subsidiaries and associated companies
"Sale Shares"	the entire equity interest of each of the Sale Companies
"SEL"	Sinochina Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and which was 49% owned by CiTL as at the Latest Practicable Date
"Settlement"	settlement of outstanding amount due by the Sale Companies to the CiTL Group which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.25 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	collectively, the tenancy agreements entered into by Chevalier (OA) Holdings Limited as tenant with each of Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited respectively as landlords dated 28 November 2006 in relation to the leasing of certain premises
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

* *The English translation is for identification only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Vice Chairman and Managing Director)*
Tam Kwok Wing *(Deputy Managing Director)*
Chow Vee Tsung, Oscar
Fung Pak Kwan
Kan Ka Hon
Ho Chung Leung

Independent non-executive Directors:
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John
Sun Kai Dah, George

Registered office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

4 April 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 12 March 2007, CiTL as the Vendor and the Company as the Purchaser entered into the Agreement pursuant to which CiTL agreed to dispose of and the Company agreed to purchase, via its wholly-owned subsidiary, the Sale Shares and the Sale Assets together with all rights at the Cut-off Time and thereafter attaching or accruing thereto for an aggregate consideration of approximately HK$56 million, subject to adjustment upon Completion. In addition, the Company also undertakes to procure the settlement by the Sale Companies of all amounts due by the Sale Companies to CiTL Group which amounted to approximately HK$35 million, subject to adjustment upon Completion.

* *For identification only*

The Acquisition, when aggregated with the Settlement, constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further details of the Agreement and other information as required under the Listing Rules.

THE AGREEMENT DATED 12 MARCH 2007

1. Parties

Purchaser: The Company

Vendor: CiTL

The Agreement was entered into by the Company and CiTL on 12 March 2007.

2. Assets to be acquired by the Group

Pursuant to the Agreement, CiTL agreed to dispose of and the Company agreed to purchase, via its wholly-owned subsidiary, the IT Business, which comprises:

(a) the Sale Shares, representing the entire equity interest of each of the Sale Companies. The following table sets out the principal business carried out by each of the Sale Companies and/or through their subsidiaries and associated companies.

Sale Companies	*Principal businesses*
Chevalier (Thailand) Limited	Trading of computers, office equipment and installation of system
Chevalier (OA) Holdings Limited	Trading of computers, office equipment and installation of system
Chevalier Investments (B.V.I.) Limited	Inactive
Great Time Properties Limited	Inactive
Cavalier Properties Limited	Inactive
其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)*	Trading of computers
廣州其士科技工程有限公司 (Guangzhou Chevalier iTech Services Co., Ltd.)*	Information technology maintenance services

The unaudited consolidated net asset value of the Sale Companies as at 31 January 2007, prepared in accordance with the HKFRS, amounted to approximately HK$61 million.

* *The English translation is for identification only*

(b) the Sale Assets, comprising all the assets and liabilities of Chevalier iTech Limited related to the IT Business, the unaudited net deficit of which amounted to approximately HK$5 million as at 31 January 2007, which are prepared in accordance with the HKFRS.

Chevalier (OA) Holdings Limited, one of the Sale Companies, is also the intermediate holding company of certain subsidiaries engaging in other businesses unrelated to the IT Business. Subsidiaries of Chevalier (OA) Holdings Limited not engaging in the IT Business (i.e. the Excluded COA Companies) and the assets held by it and its subsidiaries not used in connection with the IT Business (i.e. the Excluded Assets) will be excluded from the Acquisition. Chevalier iTech Limited, not being one of the Sale Companies, has certain assets and liabilities related to the IT Business, and therefore all such assets and liabilities (i.e. the Sale Assets) will be disposed of by CiTL pursuant to the Agreement.

Set out below is the aggregate turnover, profit before taxation, profit after taxation and minority interest of the Sale Companies (excluding the Excluded COA Companies) and the Sale Assets for each of the two years ended 31 March 2005 and 2006 prepared in accordance with the HKFRS:

	Year ended 31 March	
	2005	**2006**
	HK$ million	*HK$ million*
Turnover (audited)	574.9	549.0
Profit before taxation (audited)	1.5	18.4
Profit after taxation and minority interest (unaudited)	1.2	17.4

3. Consideration

The Aggregate Consideration is approximately HK$56 million, being the aggregate net asset value of both the Sale Companies and the Sale Assets as at 31 January 2007, subject to adjustment. The above net asset value includes an upward fair value adjustment of approximately HK$6 million on the Properties, which are recorded at cost on the accounts of the CiTL Group according to the CiTL Group's accounting policy. Accordingly, such fair value adjustment is expected to result in a gain on the disposal of the Sale Shares and the Sale Assets for CiTL .

The Aggregate Consideration shall be adjusted with reference to the Net Asset Statement (to be reviewed by an independent firm of accountants the appointment of which shall be agreed by the Vendor and the Purchaser). In the event that the aggregate adjusted net asset value of the Sale Companies and the Sale Assets as set out in the Net Asset Statement is different from HK$56 million, the Aggregate Consideration shall be adjusted accordingly on a dollar-to-dollar basis with no limit to such adjustment. The aggregate adjusted net asset value of the Sale Companies and the Sale Assets as set out in the Net Asset Statement is not expected to be negative.

The Aggregate Consideration is not determined on a price-to-earning ("P/E") multiple basis as the profitability of the IT Business has been unstable in the past five financial years. During the five years ended 31 March 2006, the segment results (before tax) of the IT Business fluctuated from a loss of HK$8.0 million in 2002 to a gain of HK$18.4 million in 2006. The fluctuations during the past five financial years did not demonstrate any predictable trend. In view of the above, both the Company and CiTL consider that it would be difficult to determine the Aggregate Consideration by a P/E multiple basis with reference to the past profitability of the IT Business. Having considered that the Acquisition is for the purpose of rationalising the structure of the CiTL Group and realigning the business focus of the CiTL Group, both the Company and CiTL consider the net asset value basis (with fair value adjustment on the Properties) a fair and reasonable basis without compromising the financial position of either the Company or CiTL .

The Purchaser will pay to the Vendor a refundable deposit of approximately HK$56 million in cash within three Business Days after the conditions precedent as set out in 4(a) below is fulfilled. The Aggregate Consideration (subject to adjustment pursuant to the Net Asset Statement) less the aforesaid refundable deposit shall be payable by the Purchaser to the Vendor at Completion, in cash from internal resources of the Group. In the event that the refundable deposit exceeds the Aggregate Consideration payable, the Vendor shall return the excess, without interest, to the Purchaser upon Completion.

4. Conditions precedent

Completion is conditional upon satisfaction of all of the following conditions by not later than 30 September 2007 or such later date as may be agreed between the Company and CiTL:

(a) the transactions envisaged by, and the performance of the obligations by the Vendor pursuant to, the Agreement being approved by a simple majority of shareholders of the Vendor (excluding those shareholders prohibited by the Listing Rules from voting on the relevant resolution) voting at the special general meeting to be convened by CiTL;

(b) the transactions envisaged by, and the performance of the obligations by the Purchaser pursuant to, the Agreement being approved by the Board (including the independent non-executive Directors);

(c) all necessary consents and authorisations which may be required to implement the Agreement under any existing contractual arrangements, or under loan or finance documentation, having been obtained;

(d) all authorisations, consents and approvals of all governmental or regulatory authorities, agencies or bodies which the Purchaser reasonably consider necessary or required (after prior consultation with the Vendor) for the purposes of the transactions contemplated by the Agreement having been obtained including without limiting the generality of the foregoing:

(i) all consents or approval from the original approval authority in the PRC required in relation to the transfer of registered capital in the two wholly-owned foreign enterprises established in the PRC, namely其士科技貿易(上海)有限公司 (Chevalier iTech Trading (Shanghai) Co., Ltd.)* and 廣州其士科技工程有限公司(Guangzhou Chevalier iTech Services Co., Ltd.)*; and

(ii) if required, all consents or approvals from the original approval authority in Thailand required in relation to the transfer of the Sale Shares in respect of Chevalier (Thailand) Limited and its subsidiaries;

(e) the completion of transfer of interests in the Excluded Assets, in particular, the Excluded COA Companies by Chevalier (OA) Holdings Limited to the Vendor or other subsidiaries of the Vendor and the payment of all related stamp duties (or otherwise waived by the Stamp Duty Office of Hong Kong, if applicable);

(f) the due publication and completion by the Vendor and the Purchaser of the notice of transfer in accordance with the provisions of Section 4 of the Transfer of Businesses (Protection of Creditors) Ordinance (Chapter 49 of the Laws of Hong Kong) in respect of the IT Business; and

(g) the issue of the Net Asset Statement, reviewed by such accountants as agreed by the Vendor and the Purchaser.

Save for conditions (c) and (d) above, none of the conditions precedent can be waived.

In the event that the above conditions are not fulfilled or waived by the parties in writing by 30 September 2007 or such later date as may be agreed between the parties, all rights, obligations and liabilities of the parties to the Agreement will cease and determine and no party will have any claim against the other save for any antecedent breach and the return of the refundable deposit which has been paid by the Purchaser to the Vendor without interest.

5. Completion

Completion shall take place on the third Business Day following the day on which all the above conditions are fulfilled or waived or such other date as the parties may agree.

* *The English translation is for identification only*

6. Other terms of the Agreement

(a) all revenues, incomes, liabilities and receivables arising out of or in connection with the IT Business after the Cut-off Time, and as shown on the business records which relate to the IT Business at or after the Cut-off Time shall belong to the Purchaser;

(b) the Company undertakes to CiTL to procure the settlement by the Sale Companies to the CiTL Group all amounts due by the Sale Companies, which amounted to approximately HK$35 million as at 31 January 2007, subject to adjustment upon Completion; and

(c) the Company undertakes to procure the release of CiTL from all guarantees and letters of undertaking given by it in respect of the obligations of the Sale Companies, and otherwise disclosed in writing to the Company prior to the Completion Date and to indemnify CiTL Group and keep it indemnified and held harmless against all claims, losses, damages, costs, expenses and liabilities arising out of such guarantees and letters of undertaking until such guarantees and letters of undertaking have been released from the time immediately following Completion.

INFORMATION ON THE IT BUSINESS

The history of the CiTL Group's IT Business dates back to 1983, when the CiTL Group began to distribute a wide range of Toshiba office automation equipment in Hong Kong and Macau. In 1987, the CiTL Group became the sole distributor of Toshiba computer equipment in Hong Kong. Since then, the CiTL Group has been distributing Toshiba computer equipment under sole distributorship until 1999. Despite the expiry of the sole distributorship in 1999, the distribution relationship has remained in place and the terms of purchase of Toshiba products have been agreed on a product-by-product basis.

Set out below is the turnover and segment results of the IT Business for the five years ended 31 March 2006 and for the six months ended 30 September 2005 and 30 September 2006 as extracted from the relevant annual reports and interim report of CiTL:

	For the year ended 31 March					For the six months ended 30 September	
	2002	2003	2004	2005	2006	2005	2006
	HK$' million	*HK$' million*	*HK$' million*	*HK$' million*	*HK$' million*	*HK$' million*	*HK$' million*
Turnover	573.5	586.9	545.1	574.9	549.0	296.4	259.8
Segment results (before tax)	(8.0)	2.3	1.8	1.5	18.4	9.1	6.0

Turnover of the IT Business for the past five financial years has remained fairly stable, but segment results of the IT Business for the same period fluctuated dramatically. Both turnover and segment results of the IT Business for the six months ended 30 September 2006 dropped from that for the six months ended 30 September 2005. The above financials show that the IT Business has experienced no sustained growth.

REASONS FOR THE ACQUISITION

Following completion of the acquisition of Pacific Coffee in May 2005, CiTL acquired SEL, which traded under the name "Igor's". SEL, through its subsidiaries, operates over 20 food & beverage outlets in Hong Kong. With the satisfactory track record of Pacific Coffee and SEL, the CiTL Board considers that the CiTL Group's food & beverage business has more expansion and growth opportunities as compared with the IT Business and disclosed in CiTL's circular in relation to the acquisition of SEL dated 7 February 2007 that the CiTL Board intends to further explore investment opportunities in food & beverage business in Hong Kong and neighbouring regions. It is the intention of CiTL to concentrate on its food & beverage business.

Even though the IT Business has experienced no sustained growth, it remains profitable in the past four financial years. Furthermore, the Group has been involved, through CiTL, the IT Business. The Acquisition will enable the Group to directly participate in the management and operations of the IT Business. The Board considers that the Acquisition facilitates CiTL to realign its business focus and resources. After the Acquisition, the Sale Companies will cease to be subsidiaries of CiTL, and CiTL will cease to engage and the Group will directly engage in the IT Business.

In view of the above, the Board (including the independent non-executive Directors) considers the Acquisition, including the Aggregate Consideration and its payment terms, is on normal commercial terms, fair and reasonable and in the interest of the Company and its shareholders as a whole.

FINANCIAL EFFECTS OF THE ACQUISITION

Results

Subject to completion of the Agreement, the Sale Companies would become subsidiaries of the Company and their results would be consolidated into the accounts of the Group commencing from the Cut-off Time.

Assets and liabilities

Subject to completion of the Agreement, the assets and liabilities of the Sale Companies and the Sale Assets would be consolidated into the accounts of the Group commencing from the Cut-off Time.

LISTING RULES IMPLICATIONS IN CONNECTION WITH THE ACQUISITION

Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited, being three wholly-owned subsidiaries of the Company, have been leasing certain premises to Chevalier (OA) Holdings Limited, a wholly owned subsidiary of CiTL. Details of the Tenancy Agreements have been disclosed in the announcement of CiTL dated 28 November 2006.

Winfield Development Limited, Peak Gain Limited and Oriental Sharp Limited are connected persons of CiTL under the Listing Rules, the transactions contemplated under the Tenancy Agreements therefore constitute continuing connected transactions for CiTL under the Listing Rules. Since the total annual rental payable by Chevalier (OA) Holdings Limited under the Tenancy Agreements represents less than 2.5% of the applicable percentage ratios of CiTL, the transactions contemplated under the Tenancy Agreements were subject to the reporting and announcement requirements under Rules 14A.34, 14A.45 to 14A.47 of the Listing Rules and were exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

Pursuant to the Agreement, Chevalier (OA) Holdings Limited, being one of the Sale Companies, will be acquired by the Group. Accordingly, upon completion of the Agreement, the transactions contemplated under the Tenancy Agreements will no longer constitute continuing connected transactions for CiTL under the Listing Rules and CiTL will cease to comply with the reporting requirements under 14A.45 and 14A.46 of the Listing Rules and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules in respect of the Tenancy Agreements.

INFORMATION ON THE COMPANY AND CiTL

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

CiTL is an investment holding company which, prior to its disposal of the Sale Shares and the Sale Assets to the Group, through it subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

After the Acquisition, the CiTL Group will cease to engage and the Group will directly engage in the IT Business.

Save for the changes in directorships in the Company and in CiTL as disclosed in the announcements of the Company and CiTL both dated 30 March 2007, there is no present intention to further change the composition of the Board and the CiTL Board.

GENERAL

Your attention is drawn to the additional information contained in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries and that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares (long position)

		Number of Shares			Approximate
Name of Directors	Capacity	Personal interests	Family interests	Total	percentage of interest (%)
Dr. Chow	Beneficial owner	150,356,359*	—	150,356,359	53.97
KUOK Hoi Sang	Beneficial owner	98,216	—	98,216	0.04
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	—	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	—	40,000	0.01

* Dr. Chow beneficially owned 150,356,359 Shares, representing approximately 53.97% of the Shares. These Shares were same as those shares disclosed in the section "Substantial Shareholders' interests in securities" below.

(b) Interests in associated corporation – shares (long position)

Name of Directors	Associated corporation	Capacity	Number of ordinary shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
Dr. Chow	CiTL	Beneficial owner and interest of controlled corporation	6,815,854	107,822,933#	–	114,638,787	60.29
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.26
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.22
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.24

Dr. Chow had notified CiTL that under the SFO, he was deemed to be interested in 107,822,933 shares in CiTL which were all held by the Company as Dr. Chow beneficially owned 150,356,359 Shares, representing approximately 53.97% of the Shares.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest *(%)*
Dr. Chow	Beneficial owner	150,356,359(L)	—	53.97(L)
Miyakawa Michiko	Beneficial owner	150,356,359(L) *(Note 1)*	—	53.97(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	—	30,685,081(L) 5,998,025(S) *(Note 2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	—	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	—	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	—	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs International	Beneficial owner	—	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	—	1.08(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	—	1.08(L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 150,356,359 Shares held by Dr. Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any member of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors had an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with the Company or its subsidiaries which is not expiring or may not be terminated by the Company within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. HO Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. KAN Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda, its head office and its principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部售出或轉讓，應立即將本通函送交買主或受讓人或經手買賣或轉讓之銀行、持牌證券商，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司**

(於百慕達註冊成立之有限公司)

(股份代號：025)

須予披露交易

二零零七年四月四日

* *僅供識別*

目錄

頁次

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「收購」	指	根據協議本集團建議收購待售股份及待售資產
「總代價」	指	買賣待售股份及待售資產之總代價
「協議」	指	其士科技與本公司於二零零七年三月十二日就買賣待售股份及待售資產訂立之協議
「董事會」	指	董事會
「營業日」	指	香港銀行一般開放進行銀行業務之日子(不包括星期六或星期日)
「其士科技」或「賣方」	指	其士科技控股有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市，於最後實際可行日期為本公司間接擁有56.7%權益之附屬公司
「其士科技董事會」	指	其士科技董事會
「其士科技集團」	指	其士科技及其附屬公司
「本公司」或「買方」	指	其士國際集團有限公司，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「完成」	指	協議之完成
「完成日期」	指	協議之所有先決條件獲達成或豁免當日後第三個營業日或協議訂約方可能協定之其他日期
「截止時間」	指	二零零七年四月一日
「董事」	指	本公司董事

「周博士」	指	周亦卿博士，於最後實際可行日期，本公司已發行股本53.97%之實益擁有人及其士科技已發行股本3.58%之實益擁有人
「除外資產」	指	賣方所擁有、控制或使用而非與資訊科技業務有關或就資訊科技業務而使用之該等公司、資產、合約及權利(包括但不限於從事餐飲業務及證券投資業務之公司及資產)，根據協議進行買賣時須予豁除
「除外其士商業系統公司」	指	根據協議進行買賣時豁除之其士(商業系統)集團有限公司附屬公司
「本集團」	指	本公司及其附屬公司，就本通函而言不包括其士科技集團
「香港財務報告準則」	指	香港財務報告準則，包括香港會計師公會頒佈之所有香港財務報告準則、香港會計準則及詮釋
「香港」	指	中國香港特別行政區
「資訊科技業務」	指	待售公司成立文件範圍內之資訊科技業務及相關業務，包括待售股份及待售資產
「最後實際可行日期」	指	二零零七年四月二日，即本通函附印前可確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市公司董事進行證券交易的標準守則
「資產淨值報表」	指	待售公司及待售資產於二零零七年三月三十一日之經調整資產淨值報表
「Pacific Coffee」	指	Pacific Coffee (Holdings) Limited，於一九九五年七月二十五日在英屬處女群島註冊成立之有限公司

「中國」	指	中華人民共和國，就本通函而言不包括香港、中國澳門特別行政區及台灣
「物業」	指	就收購由本集團購入其士科技集團的物業
「待售資產」	指	所有其士科技有限公司與其資訊科技業務有關之資產及負債
「待售公司」	指	Chevalier (Thailand) Limited、其士(商業系統)集團有限公司、Chevalier Investments (B.V.I.) Limited、Great Time Properties Limited、Cavalier Properties Limited、其士科技貿易(上海)有限公司「Chevalier iTech Trading (Shanghai) Co., Ltd.」*、廣州其士科技工程有限公司「Guangzhou Chevalier iTech Services Co., Ltd.」*及彼等各自之附屬公司及聯營公司
「待售股份」	指	待售公司各自之全部股權
「SEL」	指	Sinochina Enterprises Limited，於英屬處女群島註冊成立之有限責任公司，於最後實際可行日期由其士科技擁有49%權益
「清償」	指	清償待售公司結欠其士科技集團之未償還款項(於二零零七年一月三十一日約為港幣35,000,000元，可於完成時作出調整)
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股份」	指	本公司股本中每股面值港幣1.25元之普通股股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「租賃協議」	指	於二零零六年十一月二十八日由其士(商業系統)集團有限公司為租戶分別與威方發展有限公司、拔創有限公司及銳中有限公司為業主訂立有關租賃部份物業，統稱為租賃協議
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

* *英文翻譯謹供識別*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事：
周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
馮伯坤
簡嘉翰
何宗樑

獨立非執行董事：
周明權O.B.E., J.P.
李國謙
孫開達

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

須予披露交易

緒言

於二零零七年三月十二日，其士科技(作為賣方)與本公司(作為買方)訂立協議，據此，其士科技同意出售而本公司(透過其全資附屬公司)同意購買各待售股份及待售資產連同於截止時間及其後所附帶或累算之一切權利，總代價約為港幣56,000,000元(可於完成時作出調整)。此外，本公司亦承諾促使待售公司清償待售公司結欠其士科技集團之所有款項(約為港幣35,000,000元，可於完成時作出調整)。

* *僅供識別*

根據上市規則第14章，收購連同清償構成本公司之須予披露交易。本通函指在向　閣下提供有關協議之進一步詳情及上市規則要求之其他資料。

於二零零七年三月十二日訂立之協議

1. 訂約方

買方：　本公司

賣方：　其士科技

協議由本公司及其士科技於二零零七年三月十二日訂立。

2. 本集團將收購之資產

根據協議，其士科技同意出售而本公司(透過其全資附屬公司)同意購買資訊科技業務，其中包括：

(a) 待售股份，相當於待售公司各自之全部股權。下表載列待售公司各自及／或透過彼等之附屬公司及聯營公司進行之主要業務。

待售公司	*主要業務*
Chevalier (Thailand) Limited	電腦與辦公室設備貿易及系統安裝
其士(商業系統)集團有限公司	電腦與辦公室設備貿易及系統安裝
Chevalier Investments (B.V.I.) Limited	暫無營業
Great Time Properties Limited	暫無營業
Cavalier Properties Limited	暫無營業
其士科技貿易(上海)有限公司「Chevalier iTech Trading (Shanghai) Co., Ltd.」*	電腦貿易
廣州其士科技工程有限公司「Guangzhou Chevalier iTech Services Co., Ltd.」*	資訊科技維修服務

待售公司於二零零七年一月三十一日之未經審核綜合資產淨值(根據香港財務報告準則編製)約為港幣61,000,000元。

* *英文翻譯謹供識別*

(b) 待售資產，包括所有其士科技有限公司與資訊科技業務有關之資產及負債，於二零零七年一月三十一日未經審核淨虧絀(根據香港財務報告準則編製)約港幣5,000,000元。

鑒於其士(商業系統)集團有限公司(待售公司之一)亦為從事與資訊科技業務無關之其他業務之若干附屬公司之中介控股公司。故該等並無從事資訊科技業務之其士(商業系統)集團有限公司附屬公司(即除外其士商業系統公司)及附屬公司所持有並非與待售業務有關而使用之資產(即除外資產)將於出售豁除。由於其士科技有限公司(並非待售公司之一)擁有與資訊科技業務有關之若干資產及負債，故所有該等資產及負債(即待售資產)將根據協議由其士科技出售。

下文載列根據香港財務報告準則編製之待售公司(不包括除外其士商業系統公司)的總營業額、除税前溢利、除税及少數股東權益後溢利及待售資產截至二零零五年及二零零六年三月三十一日止兩個年度各年之財務資料：

	截至三月三十一日止年度	
	二零零五年	**二零零六年**
	港幣百萬元	*港幣百萬元*
營業額(經審核)	574.9	549.0
除税前溢利(經審核)	1.5	18.4
除税及少數股東權益後溢利(未經審核)	1.2	17.4

3. 代價

總代價約為港幣56,000,000元，即待售公司及待售資產於二零零七年一月三十一日之總資產淨值(可予調整)。上述的總資產淨值包括經調整後物業升值的公平值為港幣6,000,000元，在根據其士科技集團的會計制度下為其士科技集團的會計賬目內所記錄的成本價格。因此，經調整後的公平值預計其士科技出售待售股份及待售資產獲益。

總代價須參考資產淨值報表(將由賣方及買方協定之獨立會計師審閱)作出調整。倘資產淨值報表所載待售公司及待售資產之總經調整資產淨值有別於港幣56,000,000元，則總代價須按等額作出相應調整，而該調整並無上限。資產淨值報表所載待售公司及待售資產之總經調整資產淨值預期並非負數。

由於資訊科技業務盈利於過往五個財務年度並不穩定，總代價不能以價格與溢利比例「P/E」倍數作為基礎。於二零零六年三月三十一日止五個年度期間，資訊科技業務的分類業績（除税前）由二零零二年虧損港幣8,000,000元變動至二零零六年盈利為港幣18,400,000元。於過往五個財務年度的盈利變動未能預計其趨勢。根據上述因素，本公司及其士科技亦認為難於參考過往資訊科技業務的盈利以P/E倍數為基礎而釐定總代價。經考慮到收購由於鞏固其士科技集團的業務架構及重整其士科技集團的業務重點，本公司及其士科技亦認為以資產淨值為基礎（經物業的公平值調整）是公平及合理的基礎；而本公司及其士科技的財務狀況不受影響。

買方將於下文4(a)所載之先決條件獲達成後三個營業日內以現金向賣方支付可退還按金約港幣56,000,000元。買方須於完成時自本集團之內部資源以現金向賣方支付總代價（可根據資產淨值報表作出調整）減上述可退還按金。倘可退還按金超過應付總代價，則賣方須於完成時不計利息向買方退還差額。

4. 先決條件

完成須待下列所有條件於二零零七年九月三十日或本公司與其士科技可能協定之較後日期前獲達成後，方可作實：

(a) 協議擬進行之交易及賣方根據協議履行責任經賣方之股東（不包括上市規則禁止就有關決議案表決之該等股東）於其士科技即將召開的股東特別大會上以過半數票表決批准；

(b) 協議擬進行之交易及買方根據協議履行責任經董事會（包括獨立非執行董事）批准；

(c) 已取得根據任何現行合約安排或根據貸款或融資文件實行協議可能所需之一切必要同意及授權；

(d) 已取得買方合理認為就協議擬進行之交易而言屬必要或所需(於事先徵詢賣方意見後)之一切政府或監管機關、機構或團體之一切授權、同意及批准，在不限制前述者之一般性原則下，包括：

(i) 就轉讓兩間於中國成立之外商獨資企業(即其士科技貿易(上海)有限公司「Chevalier iTech Trading (Shanghai) Co., Ltd.」*及廣州其士科技工程有限公司「Guangzhou Chevalier iTech Services Co., Ltd.」*)之註冊資本所需中國原審批機關發出之一切同意或批准；及

(ii) 如需要，就轉讓有關Chevalier (Thailand) Limited及其附屬公司之待售股份所需泰國原審批機關發出之一切同意或批准；

(e) 完成其士(商業系統)集團有限公司向賣方或賣方之其他附屬公司轉讓於除外資產之權益(尤其是除外其士商業系統公司)，及支付一切相關印花稅(或獲香港印花稅辦事處另行豁免，如適用)；

(f) 賣方及買方根據業務轉讓(債權人保障)條例(香港法例第49章)第4條之條文妥為刊登及完成有關資訊科技業務之轉讓通告；及

(g) 發出資產淨值報表(由賣方與買方協定之有關會計師審閱)。

除上文(c)及(d)項條件外，概無先決條件可獲豁免。

倘上述條件未能於二零零七年九月三十日或訂約方可能協定之較後日期前獲達成或獲訂約方書面豁免，則訂約方於協議項下之一切權利、責任及負債將告停止和終結，且訂約方概不得向對方提出任何申索，惟就任何先前違反及不計利息退還買方已向賣方支付之可退還按金而提出者除外。

5. 完成

完成將於上述所有條件獲達成或豁免當日後第三個營業日或訂約方可能協定之其他日期發生。

* *英文翻譯謹供識別*

6. **協議之其他條款**

(a) 於截止時間或之後有關資訊科技業務之營業紀錄所示，於截止時間後自資訊科技業務產生或與資訊科技業務有關之一切收益、收入、負債及應收款項均屬買方所有；

(b) 本公司向其士科技承諾促使待售公司向其士科技集團清償待售公司結欠之所有款項(於二零零七年一月三十一日約為港幣35,000,000元，可於完成時作出調整)；及

(c) 本公司承諾促使解除其士科技就待售公司之責任提供而於完成日期前另行以書面向本公司披露之一切擔保及承諾書，並就自該等擔保及承諾書產生之一切申索、損失、損害賠償、成本、費用及負債向其士科技集團作出彌償，並一直向其提供彌償保證，確保其不受損害，直至該等擔保及承諾書於緊隨完成後獲解除為止。

資訊科技業務資料

其士科技集團的資訊科技業務的歷史可追溯至一九八三年由其士科技集團開始於香港及澳門分銷廣泛系列的東芝辦公室自動化設備。於一九八七年，本集團成為香港的東芝電腦設備獨家分銷商。自此，其士科技集團根據獨家分銷協議成為東芝電腦設備的銷售商至一九九九年。於一九九九年獨家分銷協議到期後，有關分銷關係仍然持續，而為購買東芝產品的條款乃按個別產品協定為基礎。

下表載列資訊科技業務於二零零六年三月三十一日止五個年度，二零零五年及二零零六年九月三十日止六個月內的營業額及分類業績，乃摘錄自其士科技所載於有關年報及中期報告內。

	截至三月三十一日止年度					**截至九月三十日止六個月**	
	二零零二年	**二零零三年**	**二零零四年**	**二零零五年**	**二零零六年**	**二零零五年**	**二零零六年**
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	573.5	586.9	545.1	574.9	549.0	296.4	259.8
分類業積(除稅前)	(8.0)	2.3	1.8	1.5	18.4	9.1	6.0

資訊科技業務營業額於過往五個財務年度維持相當穩定，然而資訊科技業務分類業績於同期有很大的波幅。資訊科技業務的營業額及分類業績於二零零六年九月三十日止六個月與二零零五年九月三十日止六個月比較均有跌幅。以上的財務資料顯示資訊科技業務並無持續增長。

收購原因

於二零零五年五月完成收購Pacific Coffee後，其士科技收購以「Igor's」名義經營之SEL。SEL透過其附屬公司於香港經營超過20間餐飲店舖。根據Pacific Coffee及SEL良好業績記錄，其士科技董事會認為其士科技集團之餐飲業務與資訊科技業務相比有更多發展及增長機會。於二零零七年二月七日關於收購SEL的其士科技通函內披露其士科技董事會計劃進一步在香港及鄰近地區物色餐飲業務的投資機會。其士科技有意專注於餐飲業務。

縱然資訊科技業務並無持續增長，在過往四個財務年度均維持盈利。此外，本集團透過其士科技涉足資訊科技業務。收購促使本集團直接參與資訊科技業務的管理及經營運作。董事會認為收購促使其士科技重整其業務重點及資源。收購後，待售公司將不再為其士科技之附屬公司，而其士科技將不再從事但本集團直接從事資訊科技業務。

鑒於上述原因，董事會(包括獨立非執行董事)認為，收購(包括總代價及付款方式)乃基於正常商業條款、公平及合理及符合本公司及其股東之整體利益。

收購之財務影響

業績

於協議完成後，待售公司會成為本公司的附屬公司，其業績於截止時間起會併入本集團會計賬目內。

資產及負債

於協議完成後，待售公司及待售資產的資產及負債於截止時間起會併入本集團會計賬目內。

上市規則就有關收購的含意

威方發展有限公司、拔創有限公司及鋭中有限公司為本公司的全資附屬公司，租出部份物業予其士科技的全資附屬公司 — 其士(商業系統)集團有限公司。有關租賃協議的詳情已由其士科技刊登於二零零六年十一月二十八日的公告內。

根據上市規則，威方發展有限公司、拔創有限公司及鋭中有限公司為其士科技之關連人士，根據上市規則，該等租賃協議的交易構成其士科技持續關連交易。在該等租賃協議的交易下，因其士(商業系統)集團有限公司每年應付租金總值少於其士科技之適用百分比率2.5%，故根據上市規則第14A.34條、第14A.45至14A.47條，該等租賃協議的交易須以申報及公佈形式予以披露；而根據上市規則第14A章獲得豁免而毋須經由獨立股東批准。

根據協議，其士(商業系統)集團有限公司為待售公司的其一公司，將由本集團收購。於是，於協議完成後，根據上市規則，租賃協議所述之交易不再構成其士科技的持續關連交易及其士科技就租賃協議不須依照上市規則第14A.45條及第14A.46條以申報及公佈形式予以披露及上市規則第14A.37條至第14A.40條以年度審核予以披露。

本公司及其士科技資料

本公司為一間投資控股公司，並透過其附屬公司主要從事建築及機械工程、保險及投資、物業投資、酒店投資、資訊科技及餐飲業務。

其士科技為一間投資控股公司，於出售待售股份及待售資產予本集團前透過其附屬公司主要從事提供電腦及資訊通訊科技服務、餐飲業務及證券投資。

於收購後，其士科技集團將不再從事而本集團將直接從事資訊科技業務。

除本公司及其士科技於二零零七年三月三十日的公佈有關本公司及其士科技董事變更外，目前無意再次改變董事會及其士科技董事會之組成。

一般事項

務請 閣下詳閱載於本通函附錄之其他資料。

此 致

列位股東 台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零七年四月四日

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉（包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉），或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份(好倉)

董事名稱	身份	股份數目 個人權益	股份數目 家族權益	總數	權益概約百分比 (%)
周博士	實益擁有人	150,356,359#	—	150,356,359	53.97
郭海生	實益擁有人	98,216	—	98,216	0.04
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	—	29,040	0.01
何宗樑	實益擁有人	40,000	—	40,000	0.01

\# 周博士實益持有150,356,359股股份，佔本公司約53.97%之股份。該等股份與下段「主要股東之證券權益」所述之股份相同。

(乙) 相聯公司權益－股份(好倉)

董事名稱	相聯公司	身份	普通股股份數目 個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周博士	其士科技	實益擁有人及受控制公司之權益	6,815,854	107,822,933*	—	114,638,787	60.29
郭海生	其士科技	實益擁有人	2,400,000	—	—	2,400,000	1.26
譚國榮	其士科技	實益擁有人	400,000	—	10,400	410,400	0.22
簡嘉翰	其士科技	實益擁有人	451,200	—	—	451,200	0.24

* 周博士實益持有150,356,359股股份，佔本公司約53.97%之股份。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份107,822,933股之權益，周博士並已就此向其士科技作出知會。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii. 主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股數量	持相關股份數量(本公司衍生股份)	權益概約百分比 (%)
周博士	實益擁有人	150,356,359(L)	—	53.97(L)
宮川美智子	實益擁有人	150,356,359(L) *(附註1)*	—	53.97(L)
The Goldman Sachs Group, Inc.	受控制公司之權益	—	30,685,081(L) 5,998,025(S) *(附註2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	—	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	—	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	—	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs International	實益擁有人	—	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	—	1.08(L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	—	1.08(L)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之150,356,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券(見下文所述)。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於經擴大後集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，據董事所知，本集團各成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，董事概無與本公司或其任何附屬公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

CHEVALIER INTERNATIONAL HOLDINGS LIMITED	**CHEVALIER iTECH HOLDINGS LIMITED**
其士國際集團有限公司*	**其士科技控股有限公司***
(Incorporated in Bermuda with limited liability)	*(Incorporated in Bermuda with limited liability)*
(Stock Code: 025)	**(Stock Code: 508)**
DISCLOSEABLE TRANSACTION	**PLACING OF NEW SHARES**

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES BY CHEVALIER INTERNATIONAL HOLDINGS LIMITED IN CHEVALIER iTECH HOLDINGS LIMITED AND SUSPENSION AND RESUMPTION OF TRADING

On 3 May 2007, CIHL and Dr. Chow have agreed to place, through their placing agent, DBS, 32,200,000 existing ordinary shares of HK$0.50 each in the share capital of CiTL to independent investors at a price of HK$3.70 per Share and CIHL has agreed to subscribe for 25,384,146 new Shares at the price of HK$3.70 per Share.

The Placing is to be placed by DBS on a best effort basis.

The 25,384,146 Subscription Shares represent approximately 13.35% of the existing issued share capital of CiTL of 190,155,871 Shares and approximately 11.78% of CiTL's issued share capital as enlarged by the Subscription of 25,384,146 Subscription Shares. The net proceeds from the Subscription of approximately HK$91.6 million will be used by the CiTL Group for working capital.

As at the date of this announcement, CIHL and Dr. Chow have approximately 56.70% and 3.58% interest in CiTL, respectively. The shareholding of CIHL in CiTL will be reduced to approximately 43.35% immediately upon completion of the Placing and approximately 50.02% immediately upon completion of the Subscription. Dr. Chow will cease to directly hold any shares in CiTL after the Placing and the Subscription.

Trading in the shares of CIHL and CiTL were suspended from 2:30 p.m. on 2 May 2007 at the request of CIHL and CiTL pending the issue of this announcement and applications have been made to the Stock Exchange for the resumption of trading of the shares of CIHL and CiTL from 9:30 a.m. on 4 May 2007.

The boards of directors of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") (the "Directors") are pleased to announce that CIHL and Dr. Chow Yei Ching ("Dr. Chow" together with CIHL, the "Vendors" and each of them a "Vendor") have agreed to place, through the placing agent, DBS Asia Capital Limited ("DBS"), 32,200,000 existing ordinary shares (the "Placing Shares") of HK$0.50 each ("Shares") in the share capital of CiTL to independent investors at a price of HK$3.70 per Share (the "Placing") and CIHL will subscribe for 25,384,146 new Shares (the "Subscription Shares") at the price of HK$3.70 per Share (the "Subscription"). Details of the Placing and the Subscription are as follows:—

A. PLACING OF EXISTING SHARES

Major terms of the placing agreement dated 3 May 2007 (the "Placing Agreement"):—

Vendors:

CIHL, the controlling shareholder of CiTL
Dr. Chow, a director of CIHL and CiTL and a controlling shareholder of CIHL

Placing agent:

DBS

To the best of the Directors' knowledge, information and belief, the Directors confirm, having made all reasonable enquiries, that each of DBS and its ultimate beneficial owners is independent of, not connected with the directors, chief executive or substantial shareholders of CiTL or any of its subsidiaries or any of their respective associates (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules")).

As at the date of this announcement, DBS does not beneficially hold any Shares.

Placees:

The placees (which will be six or more individual, corporate and/or institutional investors) and their respective ultimate beneficial owners (i) will not be connected persons (as defined under the Listing Rules); (ii) will be third parties independent of and do not act in concert with any of the Vendors; (iii) are independent of CiTL and its connected persons (as defined under the Listing Rules); and (iv) will not be connected with the directors, chief executive or substantial shareholders of CiTL or any of its subsidiaries or any of their respective associates.

No placee will become a substantial shareholder of CiTL as a result of the Placing.

Placing price:

HK$3.70 per Placing Share. This price was agreed after arm's length negotiations and represents:—

(i) a discount of approximately 13.95% to the closing price of HK$4.30 per Share quoted on the Stock Exchange on 2 May 2007 (the "Suspension Date");

(ii) a discount of approximately 5.13% to the closing price of HK$3.90 per Share quoted on the Stock Exchange on 30 April 2007, being the last trading day of the Shares immediately before the Suspension Date;

(iii) a discount of approximately 1.18% to the average closing price of HK$3.744 per Share quoted on the Stock Exchange from 24 April 2007 to 30 April 2007, both dates inclusive, being the last five trading days of the Shares immediately before the Suspension Date;

(iv) a premium of approximately 3.38% over the average closing price of approximately HK$3.579 per Share as quoted on the Stock Exchange from 17 April 2007 to 30 April 2007, both dates inclusive, being the last ten trading days of the Shares immediately before the Suspension Date; and

(v) a premium of approximately 9.14% over the average closing price of approximately HK$3.39 per Share as quoted on the Stock Exchange from 15 March 2007 to 30 April 2007, both dates inclusive, being the last thirty trading days of the Shares immediately before the Suspension Date.

Rights

The Placing Shares will rank equally with the existing Shares.

Placing Shares

The 25,384,146 Placing Shares and 6,815,854 Placing Shares to be placed by CIHL and Dr. Chow, representing approximately 13.35% and 3.58% of the existing issued share capital of CiTL of 190,155,871 Shares, respectively.

The Placing is to be conducted by DBS on a best effort basis.

Completion of the Placing

Subject to no breach of representations, warranties, undertakings or obligations of CiTL or CIHL or Dr. Chow at or prior to completion of the Placing, the completion of the Placing will take place on or before 8 May 2007.

B. SUBSCRIPTION OF 25,384,146 NEW SHARES

Major terms of the subscription agreement dated 3 May 2007:—

Subscriber:

CIHL

Issuer:

CiTL

Subscription Shares:

The 25,384,146 new Shares to be issued under the Subscription represents approximately 13.35% of the existing issued share capital of CiTL and approximately 11.78% of the issued share capital of CiTL as enlarged by the issue of the Subscription Shares.

Subscription Price:

HK$3.70 per Subscription Share. On the basis of estimated net proceeds to CiTL of approximately HK$91.6 million from the Subscription, this represents a net price of HK$3.61 per Subscription Share to CiTL.

CiTL will bear the costs and expenses in connection with the Placing of the 25,384,146 Placing Shares and the Subscription of the 25,384,146 Subscription Shares. Dr. Chow will bear the costs and expenses incurred in respect of the Placing of the 6,815,854 Placing Shares. The costs and expenses for the Placing and the Subscription to be borne by CiTL is estimated to be approximately HK$2.3 million, which the Directors consider to be fair and reasonable.

General Mandate to issue Subscription Shares:

The Subscription Shares will be issued pursuant to the general mandate to allot, issue and deal with Shares granted to the directors of CiTL by resolution of its shareholders passed at CiTL's annual general meeting held on 28 September 2006. CiTL is authorized to allot, issue or otherwise deal with up to 38,031,174 new Shares under the General Mandate. As at the date of this announcement, no Shares have been issued by CiTL under the General Mandate.

Ranking of the Subscription Shares

The Subscription Shares will rank equally with Shares in issue at the time of issue and allotment of the Subscription Shares.

Use of Proceeds

The net proceeds from the Subscription of approximately HK$91.6 million will be used by CiTL and its subsidiaries (the "CiTL Group") for the purpose of working capital.

Condition of the Subscription

The Subscription is conditional upon, inter alia:

a) completion of the Placing; and

b) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Subscription Shares to be issued under the Subscription.

Completion

Under the Listing Rules, the Subscription must be completed within 14 days from the date of the Placing Agreement, that is, on or before 17 May 2007 (or such later date as CiTL and CIHL may agree, such agreement not to unreasonably withheld or delayed and subject to compliance with the Listing Rules).

In the event that the conditions to the Subscription are not fulfilled by 17 May 2007, or in the event that the Subscription Shares are yet to be issued to CIHL by 17 May 2007, i.e. within 14 days after execution of the Placing Agreement, CiTL and CIHL may elect, subject to compliance with all requirements including the shareholders' approval in relation to connected transactions under the Listing Rules, to postpone completion of the Subscription to a later date to be agreed between CiTL and CIHL.

Application for listing

Application will be made by CiTL to the Stock Exchange to grant the listing of and permission to deal in the Subscription Shares.

C. EFFECTS OF THE PLACING AND THE SUBSCRIPTION

The shareholding of the Vendors in CiTL immediately before completion of the Placing, immediately after completion of the Placing but before completion of the Subscription, and immediately after completion of both the Placing and the Subscription are and will be as follows:—

Name of shareholders	Before the Placing		After the Placing		After the Placing and the Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Dr. Chow	6,815,854	3.58	0	0.00	0	0.00
CIHL	107,822,933	56.70	82,438,787	43.35	107,822,933	50.02
Other Directors	5,842,200	3.07	5,842,200	3.07	5,842,200	2.71
Public	69,674,884	36.65	101,874,884	53.58	101,874,884	47.27
Total	190,155,871	100.00	190,155,871	100.00	215,540,017	100.00

Note: Assumes that other than the Subscription Shares, no new Shares are issued or purchased by CiTL and other than the Placing Shares, no Shares are sold or purchased by the Vendors, in each case after the date of this announcement up to the date of the completion of the Subscription, and currently there are no convertibles in relation to the Shares.

D. REASON FOR THE PLACING AND SUBSCRIPTION

CiTL is an investment holding company. Upon completion of the disposal of the IT business, which has been approved by the independent shareholders at the special general meeting held on 2 May 2007, the CiTL Group will be principally engaged in food & beverage business. In view of the current market conditions, the directors of CiTL consider that the Placing and Subscription represents a good opportunity to raise capital for CiTL while broadening the shareholders base and the capital base of CiTL and also enables the CiTL Group to have a higher level of working capital to further develop its business.

The Directors (including the independent non-executive Directors) consider that the terms of the Placing and the Subscription are on normal commercial terms and are fair and reasonable based on the current market conditions and the Placing and the Subscription are in the interests of CIHL and CiTL and their respective shareholders as a whole.

E. DISCLOSEABLE TRANSACTION FOR CIHL

As a result of the placing of the Placing Shares, the interests of CIHL in CiTL would be reduced to approximately 43.35%, the Placing is considered as a discloseable transaction of CIHL. Upon completion of the Subscription, CIHL will hold approximately 50.02% of the issued share capital of CiTL. Baring any unforeseen circumstances, the reduction of CIHL's interest in CiTL is temporary and CiTL will be accounted as, and continue to be, a subsidiary of CIHL after the completion of the Subscription and CIHL will not sustain any gain and loss in such discloseable transaction.

F. CAPITAL RAISING ACTIVITY OF CiTL IN THE PAST 12 MONTHS

During the past 12 months, CiTL has carried out the following fund raising exercise:—

Date of announcement	Capital raising activity	Net proceeds raised	Use of proceeds
30 August 2006	Subscription of new shares	HK$44.6 million	HK$42.8 million has been applied as first tranche consideration payment for the acquisition of Sinochina Enterprises Limited ("SEL"). SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets.

G. GENERAL

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

According to the audited financial statements of CiTL, as at 31 March 2006, CiTL's total consolidated assets amounted to approximately HK$630,832,000 and total consolidated liabilities amounted to approximately HK$219,556,000 and consolidated profits before and after taxation for the year ended 31 March 2006 amounted to approximately HK$40,828,000 and HK$36,966,000, respectively. According to the audited financial statements of CiTL as at 31 March 2005, CiTL's total consolidated assets amounted to approximately HK$460,455,000 and total consolidated liabilities amounted to approximately HK$81,919,000 and consolidated profits before and after taxation for the year ended 31 March 2005 amounted to approximately HK$1,892,000 and HK$1,553,000 respectively.

Tradings in the shares of CIHL and CiTL were suspended from 2:30 p.m. on 2 May 2007 at the request of CIHL and CiTL pending the issue of this announcement and application has been made to the Stock Exchange for the resumption of trading of the shares of CIHL and CiTL from 9:30 a.m. on 4 May 2007.

By order of the board of directors of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By order of the board of directors of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 3 May 2007

As at the date of announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Tam Kwok Wing, Mr. Chow Vee Tsung, Oscar, Mr. Fung Pak Kwan, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors; and

the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Chevalier International Holdings Limited** you should at once hand this circular to the purchaser or transferee or to the bank, a stockbroker or other registered dealer in securities or other agent through whom the sale was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 025)

DISCLOSEABLE TRANSACTION IN RELATION TO PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES OF CHEVALIER PACIFIC HOLDINGS LIMITED

(formerly known as Chevalier iTech Holdings Limited)

25 May 2007

* *For identification only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the joint announcement of the Company and CPHL dated 3 May 2007 in relation to, among other things, the Placing and the Subscription
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Company"	Chevalier International Holdings Limited (stock code: 025), an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"connected person(s)"	has the meaning ascribed thereto in the Listing Rules
"CPHL"	Chevalier Pacific Holdings Limited (formerly known as "Chevalier iTech Holdings Limited") (stock code: 508), an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the main board of the Stock Exchange
"CPHL Group"	CPHL and its subsidiaries
"CPHL Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of CPHL
"DBS" or the "Placing Agent"	DBS Asia Capital Limited, a corporation licensed to carry on types 1, 4 and 6 of the regulated activities under the SFO
"Director(s)"	the director(s) of the Company
"Dr. Chow"	Dr. Chow Yei Ching, the beneficial owner of 53.97% of the issued share capital of the Company
"Group"	the Company and its subsidiaries

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	independent third party(ies) who, together with his/her/its/their ultimate beneficial owners, is/are not connected person(s) of the Company and CPHL and is/are independent of and not connected with the Company and CPHL and their respective connected persons
"Latest Practicable Date"	22 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Last Trading Day"	30 April 2007, being the last trading day of the CPHL Shares on the Stock Exchange prior to the Suspension Date
"Listing Committee"	the listing sub-committee of the board of directors of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Placee(s)"	the placee(s) to be procured by DBS under the Placing, all of which and their respective beneficial owners are Independent Third Parties
"Placing"	the placing, on a best effort basis, of an aggregate of 32,200,000 existing CPHL Shares by DBS to the Placees at the Placing Price pursuant to the Placing Agreement
"Placing Agreement"	the placing agreement dated 3 May 2007 entered into between the Company, Dr. Chow and DBS in respect of the Placing
"Placing Price"	the placing price of HK$3.70 per Placing Share under the Placing
"Placing Shares"	an aggregate of 32,200,000 existing CPHL Shares to be placed by DBS pursuant to the Placing Agreement

"PRC"	the People's Republic of China, excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	shareholders of the Company
"Shares"	ordinary shares of HK$1.25 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for 25,384,146 new CPHL Shares by the Company pursuant to the Subscription Agreement
"Subscription Agreement"	a conditional subscription agreement entered into between the Company and CPHL dated 3 May 2007 in relation to the Subscription
"Subscription Price"	the subscription price of HK$3.70 per Subscription Share under the Subscription
"Subscription Shares"	25,384,146 new CPHL Shares to be subscribed by the Company pursuant to the Subscription Agreement
"Suspension Date"	the suspension of the trading in CPHL Shares on the Stock Exchange with effect from 2:30 p.m. on 2 May 2007 pending the release of the Announcement
"Vendors"	Dr. Chow and the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 025)

Executive Directors:
Chow Yei Ching *(Chairman and Managing Director)*
Kuok Hoi Sang *(Vice Chairman and Managing Director)*
Tam Kwok Wing *(Deputy Managing Director)*
Chow Vee Tsung, Oscar
Fung Pak Kwan
Kan Ka Hon
Ho Chung Leung

Independent Non-Executive Directors:
Chow Ming Kuen, Joseph O.B.E., J.P.
Li Kwok Heem, John
Sun Kai Dah, George

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Head office and principal place of business:
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

25 May 2007

To the shareholders,

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES OF CHEVALIER PACIFIC HOLDINGS LIMITED

(formerly known as Chevalier iTech Holdings Limited)

INTRODUCTION

On 3 May 2007, the Placing Agreement was entered into between the Company, Dr. Chow and DBS, pursuant to which (i) DBS agreed to place an aggregate of 32,200,000 existing CPHL Shares at a price of HK$3.70 per Placing Share on a best effort basis to no less than six Placees who shall be Independent Third Parties. On the same day, the Company entered into the Subscription Agreement with CPHL pursuant to which the Company agreed to subscribe for 25,384,146 new CPHL Shares at the price of HK$3.70 per Subscription Share.

Completion of the Placing and the Subscription has taken place as described below.

The purpose of this circular is to provide you with further details of the Placing and the Subscription and other information required under the Listing Rules.

* *For identification only*

THE PLACING

Pursuant to the Placing Agreement, DBS agreed to place, on a best effort basis, an aggregate of 32,200,000 existing CPHL Shares at a price of HK$3.70 per Placing Share. Of the 32,200,000 Placing Shares, 25,384,146 Placing Shares were placed by the Company and the balance of 6,815,854 were placed by Dr. Chow. The terms of the Placing are set out below:

Vendors:

The Company, the controlling shareholder of CPHL

Dr. Chow, the Chairman and Managing Director, as well as a controlling shareholder of the Company. Dr. Chow is also the Chairman of CPHL.

Placing Agent:

DBS

To the best of the Directors' knowledge, information and belief, the Directors confirm, having made all reasonable enquiries, that each of DBS and its ultimate beneficial owners is independent of, not connected with the directors, chief executive or substantial shareholders of CPHL or any of its subsidiaries or any of their respective associates.

DBS did not beneficially hold any CPHL Shares as at the date of the Announcement.

Placees:

The Placees consist of six or more individual, corporate and/or institutional investors. The Placees and their respective ultimate beneficial owners (i) are not connected persons of the Company; (ii) are third parties independent of and do not act in concert with any of the Vendors; (iii) are independent of CPHL and its connected persons; and (iv) are not connected with the directors, chief executive or substantial shareholders of CPHL or any of its subsidiaries or any of their respective associates.

No Placee has become a substantial shareholder of CPHL as a result of the Placing.

Placing Price:

HK$3.70 per Placing Share. This price was arrived at after arm's length negotiations and represented:

(i) a discount of approximately 13.95% to the closing price of HK$4.30 per CPHL Share as quoted on the Stock Exchange on the Suspension Date;

(ii) a discount of approximately 5.13% to the closing price of HK$3.90 per CPHL Share as quoted on the Stock Exchange on the Last Trading Day;

(iii) a discount of approximately 1.18% to the average closing price of HK$3.744 per CPHL Share as quoted on the Stock Exchange from 24 April 2007 to 30 April 2007, both dates inclusive, being the last five trading days of the CPHL Shares immediately before the Suspension Date;

(iv) a premium of approximately 3.38% to the average closing price of approximately HK$3.579 per CPHL Share as quoted on the Stock Exchange from 17 April 2007 to 30 April 2007, both dates inclusive, being the last ten trading days immediately before the Suspension Date;

(v) a premium of approximately 9.14% to the average closing price of approximately HK$3.39 per CPHL Share as quoted on the Stock Exchange from 15 March 2007 to 30 April 2007, both dates inclusive, being the last thirty trading days immediately before the Suspension Date; and

(vi) a discount of approximately 42.01% to the closing price of approximately HK$6.38 per CPHL Share as quoted on the Stock Exchange on the Latest Practicable Date.

Completion of the Placing:

Completion of the Placing took place on 8 May 2007.

THE SUBSCRIPTION

Pursuant to the Subscription Agreement, the Company agreed to subscribe for 25,384,146 new CPHL Shares at a price of HK$3.70 per Subscription Share. The terms of the Subscription are set out below:

Subscriber:

The Company

Issuer:

CPHL

Subscription Shares:

The 25,384,146 new CPHL Shares issued under the Subscription represents approximately 13.35% of the then existing issued share capital of CPHL prior to completion and approximately 11.78% of the issued share capital of CPHL as enlarged by the issue of the Subscription Shares.

Subscription Price:

HK$3.70 per Subscription Share. On the basis of estimated net proceeds to CPHL of approximately HK$91.6 million from the Subscription, this represents a net price of HK$3.61 per Subscription Share to CPHL.

CPHL borne the costs and expenses in connection with the Placing of the 25,384,146 Placing Shares (which is the same as the number of Placing Shares placed by the Company) and the Subscription of the 25,384,146 Subscription Shares. Dr. Chow borne the costs and expenses incurred in respect of the Placing of the 6,815,854 Placing Shares. The costs and expenses for the Placing and the Subscription borne by CPHL is estimated to be approximately HK$2.3 million, which the Directors considered to be fair and reasonable.

General Mandate to issue Subscription Shares:

The Subscription Shares are issued pursuant to the general mandate to allot, issue and deal with CPHL Shares granted to the directors of CPHL by resolution of its shareholders passed at CPHL's annual general meeting held on 28 September 2006. As at the Latest Practicable Date, CPHL is authorized to allot, issue or otherwise deal with up to a further of 12,647,028 new CPHL Shares under the General Mandate.

Ranking of the Subscription Shares

The Subscription Shares rank equally with the CPHL Shares in issue at the time of issue and allotment of the Subscription Shares.

Use of Proceeds

The net proceeds from the Subscription of approximately HK$91.6 million will be used by CPHL Group for the purpose of working capital.

Condition of the Subscription

The Subscription was conditional upon, inter alia:

a) completion of the Placing; and

b) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Subscription Shares.

Application for listing

Application has been made by CPHL to the Stock Exchange to grant the listing of and permission to deal in the Subscription Shares. Approval for such application has been granted by the Listing Committee.

Completion

Completion of the Subscription took place on 16 May 2007.

SHAREHOLDING STRUCTURE

The shareholding of the Company and Dr. Chow in CPHL immediately before completion of the Placing, immediately after completion of both the Placing and Subscription are as follows:

	Before the Placing		After the Placing		After the Placing and the Subscription	
Name of shareholders	**No. of CPHL Shares**	**%**	**No. of CPHL Shares**	**%**	**No. of CPHL Shares**	**%**
Dr. Chow	6,815,854	3.58	0	0.00	0	0.00
The Company	107,822,933	56.7	82,438,787	43.35	107,822,933	50.02
Other Directors and director of CPHL	5,842,200	3.07	5,842,200	3.07	5,842,200	2.71
Public	69,674,884	36.65	101,874,884	53.58	101,874,884	47.27
Total	190,155,871	100.00	190,155,871	100.00	215,540,017	100.00

INFORMATION ON THE COMPANY AND CPHL

The Company is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment, information technology and food & beverage.

CPHL is an investment holding company which, through its subsidiaries, is principally engaged in the provision of computer and information communication technology services, food & beverage business and investment in securities.

According to the audited financial statements of CPHL, as at 31 March 2006, CPHL's total consolidated assets amounted to approximately HK$630,832,000 and total consolidated liabilities amounted to approximately HK$219,556,000 and consolidated profits before and after taxation for the year ended 31 March 2006 amounted to approximately HK$40,828,000 and HK$36,966,000, respectively. According to the audited financial statements of CPHL as at 31 March 2005, CPHL's total consolidated assets amounted to approximately HK$460,455,000 and total consolidated liabilities amounted to approximately HK$81,919,000 and consolidated profits before and after taxation for the year ended 31 March 2005 amounted to approximately HK$1,892,000 and HK$1,553,000, respectively.

REASONS FOR THE PLACING AND THE SUBSCRIPTION

CPHL is an investment holding company. Upon completion of the disposal of the IT business, which has been approved by the independent shareholders at the special general meeting held on 2 May 2007, the CPHL Group will be principally engaged in food & beverage business. In view of the current market conditions, the directors of CPHL consider that the Placing and Subscription represents a good opportunity to raise capital for CPHL while broadening the shareholders base and the capital base of CPHL and also enables the CPHL Group to have a higher level of working capital to further develop its business.

The Directors (including the independent non-executive Directors) consider that the terms of disposal of CPHL's interest under the Placing and the acquisition of CPHL's interest under the Subscription are on normal commercial terms and are fair and reasonable based on the current market conditions and are in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS AND EFFECT OF THE TRANSACTION

As a result of the placing of the Placing Shares, the interests of the Company in CPHL had been reduced to approximately 43.35%, the Placing was considered as a discloseable transaction of the Company under the Listing Rules. Upon completion of the Subscription, the Company holds approximately 50.02% of the issued capital of CPHL. The reduction of the Company's interest in CPHL was therefore temporary and CPHL continues to be a subsidiary of the Company after completion of the Subscription. No gain or loss was recorded as a result of the Placing and the Subscription and no effect on the earnings and assets and liabilities of the Company was resulted.

GENERAL

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other fact the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

i. Directors' and chief executives' interests in securities

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which had been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares (long position)

Name of Director	Capacity	Number of Shares Personal interests	Family interests	Total	Approximately percentage of interest (%)
Dr. Chow	Beneficial owner	150,356,359*	–	150,356,359	53.97
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr. Chow beneficially owned 150,356,359 Shares, representing approximately 53.97% of the issued share capital of the Company. These Shares in the Company were same as those shares disclosed in the section "Substantial Shareholders' interests in securities" below.*

(b) Interests in associated corporation – shares (long position)

Name of directors	Associated corporation	Capacity	Number of shares Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
Dr. Chow	CPHL	Interest of controlled corporation	–	107,822,933**	–	107,822,933	50.02
KUOK Hoi Sang	CPHL	Beneficial owner	2,400,000	–	–	2,400,000	1.11
TAM Kwok Wing	CPHL	Beneficial owner	400,000	–	10,400	410,400	0.19
FUNG Pak Kwan	CPHL	Beneficial owner	2,580,000	–	–	2,580,000	1.20
KAN Ka Hon	CPHL	Beneficial owner	451,200	–	–	451,200	0.21

** *Dr. Chow had notified CPHL that under the SFO, he was deemed to be interested in 107,822,933 CPHL Shares which were all held by the Company as Dr. Chow beneficially owned 150,356,359 Shares, representing approximately 53.97% of the issued share capital of the Company.*

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or were required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

ii. Substantial Shareholders' interests in securities

As at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which had been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	Approximate percentage of interest *(%)*
Dr. Chow	Beneficial owner	150,356,359(L)	–	53.97(L)
MIYAKAWA Michiko	Beneficial owner	150,356,359(L) *(Note 1)*	–	53.97(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	30,685,081(L) 5,998,025(S) *(Note 2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
Goldman Sachs International	Beneficial owner	–	27,683,193(L) 5,998,025(S) *(Note 3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888(L) *(Note 4)*	–	1.08(L)
Goldman Sachs & Co	Beneficial owner	3,001,888(L) *(Note 4)*	–	1.08(L)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr Chow, is deemed to be interested in the same parcel of 150,356,359 Shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July, 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors and the chief executives of the Company, no other person had interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group or in any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, none of the members of the Group was engaged in any litigation, arbitration of material importance or claim of material importance pending or threatened against any members of the Group.

4. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors had an interest in any business constituting a competing business to the Group.

5. SERVICE CONTRACT

As at the Latest Practicable Date, none of the Directors had entered, or were proposing to enter, into any service contract with member of the Group which is not expiring or may not be terminated by the Group within a year without payment of any compensation (other than statutory compensation).

6. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Ho Chung Leung, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(b) The secretary of the Company is Mr. Kan Ka Hon, *FCCA*. He is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is situated at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and its head office and principal place of business is situated at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong.

(d) The Hong Kong branch share registrars and transfer office of the Company is Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**其士國際集團有限公司**股份全部**售出**，應立即將本通函送交買主或受讓人或經手買賣之銀行、股票經紀或其他註冊證券商或其他代理人，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

有關配售其士泛亞控股有限公司

(前稱其士科技控股有限公司)

之現有股份及

認購新股份之須予披露交易

二零零七年五月二十五日

* *僅供識別*

目　錄

頁次

在本通函內，除非文義另有所指，否則下列詞彙將具備以下涵義：

「該公佈」	指	本公司與其士泛亞於二零零七年五月三日就(其中包括)配售及認購刊發之聯合公佈
「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	董事會
「本公司」	指	其士國際集團有限公司(股份代號：025)，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之涵義
「其士泛亞」	指	其士泛亞控股有限公司(前稱「其士科技控股有限公司」)(股份代號：508)，於百慕達註冊成立之獲豁免有限責任公司，其股份於聯交所主板上市
「其士泛亞集團」	指	其士泛亞及其附屬公司
「其士泛亞股份」	指	其士泛亞股本中每股面值港幣0.50元之普通股
「星展」或「配售代理」	指	星展亞洲融資有限公司，根據證券及期貨條例獲發牌可從事第1、4及6類受規管活動之法團
「董事」	指	本公司董事
「周博士」	指	周亦卿博士，本公司已發行股本53.97%之實益擁有人
「本集團」	指	本公司及其附屬公司

「香港」	指	中國香港特別行政區
「獨立第三者」	指	本身及其最終實益擁有人並非本公司及其士泛亞之關連人士，並獨立於本公司及其士泛亞及彼等各自之關連人士，且與彼等概無關連之獨立第三者
「最後實際可行日期」	指	二零零七年五月二十二日，即本通函付印前可確定其所載若干資料之最後實際可行日期
「最後交易日」	指	二零零七年四月三十日，即其士泛亞股份於暫停買賣日期前於聯交所之最後交易日
「上市委員會」	指	聯交所理事會屬下之上市小組委員會
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則附錄十所載上市公司董事進行證券交易的標準守則
「承配人」	指	星展將根據配售安排之承配人，本身及彼等各自之實益擁有人均為獨立第三者
「配售」	指	星展根據配售協議按盡力基準按配售價向承配人配售合共32,200,000股現有其士泛亞股份
「配售協議」	指	本公司、周博士與星展於二零零七年五月三日就配售訂立之配售協議
「配售價」	指	根據配售每股配售股份港幣3.70元之配售價
「配售股份」	指	星展將根據配售協議配售之合共32,200,000股現有其士泛亞股份

「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門特別行政區及台灣
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司股東
「股份」	指	本公司股本中每股面值港幣1.25元之普通股
「聯交所」	指	香港聯合交易所有限公司
「認購」	指	本公司根據認購協議認購25,384,146股新其士泛亞股份
「認購協議」	指	本公司與其士泛亞於二零零七年五月三日就認購訂立之有條件認購協議
「認購價」	指	根據認購每股認購股份港幣3.70元之認購價
「認購股份」	指	本公司將根據認購協議認購之25,384,146股新其士泛亞股份
「暫停買賣日期」	指	於該公佈發表之前，其士泛亞股份於二零零七年五月二日下午二時三十分起於聯交所暫停買賣
「賣方」	指	周博士及本公司
「港幣」	指	港元，香港法定貨幣
「%」	指	百分比

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：025)

執行董事：
周亦卿*(主席兼董事總經理)*
郭海生*(副主席兼董事總經理)*
譚國榮*(副董事總經理)*
周維正
馮伯坤
簡嘉翰
何宗樑

獨立非執行董事：
周明權O.B.E., J.P.
李國謙
孫開達

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

總辦事處及
主要營業地點：
香港
九龍灣
宏開道八號
其士商業中心
二十二樓

敬啟者：

有關配售其士泛亞控股有限公司
(前稱其士科技控股有限公司)
之現有股份及
認購新股份之須予披露交易

緒言

於二零零七年五月三日，本公司、周博士與星展訂立配售協議，據此，星展同意按盡力基準按每股配售股份港幣3.70元之價格向不少於六名將屬獨立第三者之承配人配售合共32,200,000股現有其士泛亞股份。同日，本公司與其士泛亞訂立認購協議，據此，本公司同意按每股認購股份港幣3.70元之價格認購25,384,146股新其士泛亞股份。

配售及認購已按下文所述完成。

本通函旨在向　閣下提供有關配售及認購之進一步詳情及上市規則要求之其他資料。

* *僅供識別*

配售

根據配售協議，星展同意按盡力基準按每股配售股份港幣3.70元之價格配售合共32,200,000股現有其士泛亞股份。32,200,000股配售股份中，25,384,146股配售股份已由本公司配售，而其餘6,815,854股已由周博士配售。配售之條款載列如下：

賣方：

本公司，其士泛亞之控股股東

周博士，本公司主席兼董事總經理，並為控股股東。周博士亦為其士泛亞之主席。

配售代理：

星展

就董事所知、所得資料及所信，董事於作出一切合理查詢後確認，星展及其最終實益擁有人各自乃獨立於其士泛亞或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之任何聯繫人士，且與彼等概無關連。

於該公佈日期，星展並無實益持有任何其士泛亞股份。

承配人：

承配人(包括六名或以上個人、公司及／或機構投資者。承配人及彼等各自之最終實益擁有人(i)並非本公司之關連人士；(ii)為獨立於任何賣方且並非與其一致行動之第三者；(iii)乃獨立於其士泛亞及其關連人士；及(iv)將與其士泛亞或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之任何聯繫人士概無關連。

概無承配人會因配售而成為其士泛亞之主要股東。

配售價：

每股配售股份港幣3.70元。此價格乃經公平磋商後達致，較：

(i) 其士泛亞股份於暫停買賣日期於聯交所所報之收市價每股港幣4.30元折讓約13.95%；

(ii) 其士泛亞股份於最後交易日於聯交所所報之收市價每股港幣3.90元折讓約5.13%；

(iii) 其士泛亞股份於二零零七年四月二十四日至二零零七年四月三十日(包括首尾兩日，即緊接暫停買賣日期前之最後五個其士泛亞股份交易日)於聯交所所報之平均收市價每股港幣3.744元折讓約1.18%；

(iv) 其士泛亞股份於二零零七年四月十七日至二零零七年四月三十日(包括首尾兩日，即緊接暫停買賣日期前之最後十個交易日)於聯交所所報之平均收市價每股約港幣3.579元溢價約3.38%；

(v) 其士泛亞股份於二零零七年三月十五日至二零零七年四月三十日(包括首尾兩日，即緊接暫停買賣日期前之最後三十個交易日)於聯交所所報之平均收市價每股約港幣3.39元溢價約9.14%；及

(vi) 其士泛亞股份於最後實際可行日期於聯交所所報之收市價每股約港幣6.38元折讓約42.01%。

配售之完成：

配售於二零零七年五月八日完成。

認購

根據認購協議，本公司同意按每股認購股份港幣3.70元之價格認購25,384,146股新其士泛亞股份。認購之條款載列如下：

認購人：

本公司

發行人：

其士泛亞

認購股份：

根據認購發行之25,384,146股新其士泛亞股份佔其士泛亞於認購完成前之當時現已發行股本約13.35%及其士泛亞經發行認購股份擴大之已發行股本約11.78%。

認購價：

每股認購股份港幣3.70元。按其士泛亞之估計認購所得款項淨額約港幣91,600,000元計算，對其士泛亞而言相當於淨價格每股認購股份港幣3.61元。

其士泛亞將承擔有關配售25,384,146股配售股份(與本公司配售之配售股份數目相同)及認購25,384,146股認購股份之成本及開支。周博士將承擔就配售6,815,854股配售股份產生之成本及開支。其士泛亞將承擔之配售及認購成本及開支估計約為港幣2,300,000元，董事認為屬公平及合理。

發行認購股份之一般授權：

認購股份根據以於其士泛亞於二零零六年九月二十八日舉行之股東週年大會上通過之股東決議案授予其士泛亞董事配發、發行及處置其士泛亞股份之一般授權發行。於最後實際可行日期，其士泛亞根據一般授權獲授權可再配發、發行或以其他方式處置最多12,647,028股新其士泛亞股份。

認購股份之地位

認購股份與發行及配發認購股份時之已發行其士泛亞股份享有同等權益。

所得款項用途

認購之所得款項淨額約港幣91,600,000元將由其士泛亞集團用作營運資金。

認購之條件

認購須待(其中包括)下列條件獲達成後，方可作實：

a) 配售完成；及

b) 聯交所上市委員會批准認購股份上市及買賣。

申請上市

其士泛亞已向聯交所申請批准認購股份上市及買賣。上市委員會已批准有關申請。

完成

認購於二零零七年五月十六日完成。

股權架構

本公司及周博士於緊接配售完成前及緊隨配售及認購完成後於其士泛亞之股權如下：

	配售前		配售後		配售及認購後	
股東名稱	其士泛亞股份數目	%	其士泛亞股份數目	%	其士泛亞股份數目	%
周博士	6,815,854	3.58	0	0.00	0	0.00
本公司	107,822,933	56.7	82,438,787	43.35	107,822,933	50.02
其他董事及其士泛亞董事	5,842,200	3.07	5,842,200	3.07	5,842,200	2.71
公眾人士	69,674,884	36.65	101,874,884	53.58	101,874,884	47.27
總計	190,155,871	100.00	190,155,871	100.00	215,540,017	100.00

本公司及其士泛亞之資料

本公司為一間投資控股公司，並透過其附屬公司主要從事建築及機械工程、保險及投資、物業投資、酒店投資、資訊科技及餐飲業務。

其士泛亞為一間投資控股公司，並透過其附屬公司主要從事提供電腦及資訊通訊科技服務、餐飲業務及證券投資。

根據其士泛亞之經審核財務報表，於二零零六年三月三十一日，其士泛亞之綜合總資產約為港幣630,832,000元，而綜合總負債約為港幣219,556,000元，而截至二零零六年三月三十一日止年度之綜合除税前及後溢利則分別約為港幣40,828,000元及港幣36,966,000元。根據其士泛亞之經審核財務報表，於二零零五年三月三十一日，其士泛亞之綜合總資產約為港幣460,455,000元，綜合總負債約為港幣81,919,000元，而截至二零零五年三月三十一日止年度之綜合除税前及後溢利則分別約為港幣1,892,000元及港幣1,553,000元。

進行配售及認購之原因

其士泛亞為一間投資控股公司。於出售資訊科技業務(已經獨立股東於二零零七年五月二日舉行之股東特別大會上批准)完成後，其士泛亞集團將主要從事餐飲業務。鑒於現行市況，其士泛亞董事認為配售及認購為其士泛亞籌集資金同時擴闊其士泛亞股東基礎及資本基礎之良機，亦可讓其士泛亞集團具有較高水平之營運資金，以進一步發展其業務。

根據現行市況，董事(包括獨立非執行董事)認為根據配售出售其士泛亞之權益及根據認購收購其士泛亞之權益之條款乃基於正常商業條款且均屬公平及合理，而配售及認購符合本公司及其股東之整體利益。

上市規則之含意及交易之影響

由於配售配售股份，本公司於其士泛亞之權益已減至約43.35%，故根據上市規則，配售被視為本公司之須予披露交易。於認購完成後，本公司持有其士泛亞之已發行股本約50.02%。因此，本公司於其士泛亞之權益減少乃屬暫時性，而於認購完成後，其士泛亞繼續為本公司之附屬公司。並無因配售及認購而錄得任何收益或虧損，亦無對本公司之盈利及資產與負債構成任何影響。

一般事項

務請　閣下詳閱載於本通函附錄之其他資料。

此致

列位股東　台照

承董事會命
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零七年五月二十五日

1. 責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事願就本通函所載有關本公司的資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函中所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，致令本通函所載之任何內容產生誤導。

2. 權益之披露

i. 董事及主要行政人員之證券權益

於最後實際可行日期，董事及本公司主要行政人員於本公司或其相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益 — 股份(好倉)

董事名稱	身份	股份數目 個人權益	家族權益	總數	權益概約 百分比 (%)
周博士	實益擁有人	150,356,359*	–	150,356,359	53.97
郭海生	實益擁有人	98,216	–	98,216	0.04
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
馮伯坤	實益擁有人	93,479	–	93,479	0.03
簡嘉翰	實益擁有人	29,040	–	29,040	0.01
何宗樑	實益擁有人	40,000	–	40,000	0.01

* *周博士實益持有150,356,359股份，佔本公司已發行股份約53.97%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益 － 股份(好倉)

董事名稱	相聯公司	身份	股份數目				權益概約百分比
			個人權益	公司權益	家族權益	總數	(%)
周博士	其士泛亞	受控制公司之權益	-	107,822,933**	-	107,822,933	50.02
郭海生	其士泛亞	實益擁有人	2,400,000	-	-	2,400,000	1.11
譚國榮	其士泛亞	實益擁有人	400,000	-	10,400	410,400	0.19
馮伯坤	其士泛亞	實益擁有人	2,580,000	-	-	2,580,000	1.20
簡嘉翰	其士泛亞	實益擁有人	451,200	-	-	451,200	0.21

** *周博士實益持有150,356,359股份，佔本公司已發行股份約53.97%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份107,822,933股之權益，周博士並已就此向其士泛亞作出知會。*

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括彼等根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

ii.　主要股東之證券權益

於最後實際可行日期，就董事及本公司主要行政人員所知，下列人士或法團於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中所擁有已根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	身份	持股數量	持相關股份數量(本公司衍生股份)	權益概約百分比 (%)
周博士	實益擁有人	150,356,359(L)	–	53.97(L)
宮川美智子	實益擁有人	150,356,359(L) *(附註1)*	–	53.97(L)
The Goldman Sachs Group, Inc.	受控制公司之權益	–	30,685,081(L) 5,998,025(S) *(附註2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
Goldman Sachs International	實益擁有人	–	27,683,193(L) 5,998,025(S) *(附註3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888(L) *(附註4)*	–	1.08(L)
Goldman Sachs & Co	實益擁有人	3,001,888(L) *(附註4)*	–	1.08(L)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之150,356,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券(見下文所述)。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.、Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，於最後實際可行日期，就董事及本公司主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，或直接或間接持有任何類別股本(附有權利在任何情況下可於本集團任何成員公司之股東大會上投票之股本)或擁有可認購該股本之任何購股權面值百分之十或以上權益。

3. 訴訟

於最後實際可行日期，本集團各成員公司並無牽涉任何重大訴訟或仲裁，本集團任何成員公司並無任何尚未了結或面臨威脅的重大訴訟或索償事件。

4. 董事之競爭權益

於最後實際可行日期，董事概無從事任何與本集團業務構成競爭的業務。

5. 董事之服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或擬訂立任何服務合約，而不會於一年內屆滿或可由本公司於一年內予以終止而毋須支付賠償(法定賠償除外)的合約。

6. 一般事項

(a) 本公司之合資格會計師為何宗樑先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(b) 本公司之公司秘書為簡嘉翰先生，FCCA，彼為英國特許公認會計師公會資深會員及香港會計師公會會員。

(c) 本公司的註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda。本公司之總辦事處及主要營業地點位於香港九龍灣宏開道八號其士商業中心二十二樓。

(d) 本公司之香港股份登記及過戶分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。

(e) 本通函中英文版本如出現歧異，概以英文本為準。

END